Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Financial Inc. 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 Eric.weinheimer@sunlife.com

April 20, 2015

United States Securities and Exchange Commission

450 Fifth Street West, N.W.

Washington D.C. 20549

City

Attention:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Dear Mr. Rosenberg

Re:	Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2014
File No. 001-15014

We have received your letter addressed to Ms. Melissa J. Kennedy, Executive Vice-President and General Counsel of Sun Life Financial Inc. (the “Company”) dated April 9, 2015 setting out comments of the staff (the “Staff Comments”) of the Securities and Exchange Commission on the Company’s Form 40-F for the year ended December 31, 2014. The Company’s responses to your comments are set out below. For convenience, we have included the Staff Comments, in italics, followed by our responses.

Exhibit 2

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm, page 163

1.	We note that the audit reports issued by Deloitte LLP did not include the city and state where issued, or applicable equivalent, as required by Rule 2-02(a) of Regulation S-X. Please confirm that the manually signed copies of the audit reports included that information and provide us copies of the reports. Further, confirm that you will include the required information in electronic versions of audit reports filed with us in your future filings. Otherwise, please advise.

Sun Life Financial Response

We confirm that the manually signed copies of the audit reports included the city, province and country where those reports were issued. Copies of the manually signed reports are attached. We confirm that we will include the required information in electronic versions of audit reports filed by the Company in its future filings.

2

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses in this letter, please contact the writer at (416) 979-4825.

Yours very truly,

/s/ “Eric Weinheimer”

Eric Weinheimer
Vice-President and
Associate General Counsel

ERW:dj

cc:	Melissa J. Kennedy, Executive Vice-President and General Counsel
Colm J. Freyne, Executive Vice-President and Chief Financial Officer
Neil Harrison, Deloitte LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s Financial Reporting Responsibilities report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have also audited, in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 11, 2015 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 11, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the accompanying consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants Licensed Public Accountants February 11, 2015